UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at January 29, 2009

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West georgia st.
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: February 3, 2009

Print the name and title of the signing officer under his signature.

1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN REPORTS CONTINUED EXPLORATION
SUCCESS AT HOLLISTER PROPERTY

January 29, 2009, Vancouver, BC - Great Basin Gold Ltd ("Great Basin" or the "Company"), (TSX: GBG; NYSE Alternext: GBG; JSE: GBG) announces further high-grade exploration drilling results at its Hollister gold property on the Carlin Trend in Nevada, USA.

Exploration and evaluation diamond drilling has continued at the Hollister Property. During the fourth quarter of 2008, underground evaluation and exploration drilling for other mineralized structures totaled 13,455 feet (4,101 metres) and surface diamond drilling totaled 16,084 feet (4,902 metres). The programs continue to deliver high-grade intersections on the Clementine and Gwenivere vein systems (see below) in the main Hollister Development Block (HDB) area. In addition, further encouraging intersections have been returned from drilling the most recent discovery at the Hatter Graben Veins to the east of the HDB. Geological modeling and mineral resource estimation of these mineral systems is currently under review.

The underground drilling is providing more information about the strike (3000 ft/ 980 m) and vertical (1300 ft / 396 m) continuity of the vein systems. In the main Hollister area, the mineral system currently comprises 24 discrete east-west striking subvertical veins, which constitute the Clementine and Gwenivere groups. The system is still open along strike, at depth, and in areas up to and above the Ordovician / Tertiary Unconformity. Sixteen (16) boreholes were completed targeting the Gwenivere system, seven (7) targeted Clementine, and five (5) focused on new exploration targets. Highlight intersections are tabulated below:

Vein System/ Area Targeted	Drill Hole ID	Vein Intersection		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results
		From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
U/G Exploration	HDB-255	91.4	92.0	0.6	0.6	1.490	51.09	0.60	20
	HDB-265	552.8	554.3	1.5	1.5	0.290	10.10	0.70	23
	HDB-265	1770.4	1774.0	3.6	3.6	0.560	19.10	0.20	6
Clementine	HDB-251	119.5	128.0	8.5	8.1	1.581	54.21	4.83	166
	HDB-251	856.0	857.3	1.3	1.1	2.320	79.54	3.10	107
	HDB-258	31.5	32.7	1.2	0.7	2.240	76.80	1.0	36
Gwenivere	HDB-238	170.8	172.0	1.2	1.2	2.760	94.63	11.90	407
	HDB-240	170.0	183.0	13.0	12.6	1.575	54.00	0.80	27
	HDB-246	67.2	71.0	3.8	3.6	1.535	52.63	12.00	413
	HDB-246	158.0	160.6	2.6	2.4	1.115	38.23	7.00	241
	HDB-247	87.0	95.3	8.3	6.8	1.164	39.91	6.80	232
	HDB-247	190.4	191.7	1.3	1.1	1.160	39.77	17.40	598
	HDB-249	94.2	99.0	4.8	4.1	8.215	281.66	36.00	1235
	HDB-249	206.0	210.1	3.9	3.4	4.130	141.60	9.70	331
	HDB-250	173.0	177.0	4.0	3.8	1.525	52.29	6.88	235
	HDB-275	142.0	144.9	2.9	1.7	3.510	120.34	17.20	591
	HDB-276	113.0	116.0	3.0	1.7	1.310	44.91	10.70	362
	HDB-276	122.0	127.0	5.0	3.5	1.470	50.40	7.40	254
	HDB-277	49.7	50.6	0.9	0.7	8.170	280.11	15.30	525
	HDB-277	105.7	113.0	7.3	6.0	2.240	76.80	15.60	535

A complete tabulation of the recent drilling results is available on the Great Basin Gold website www.grtbasin.com. Of the holes completed at the main HDB: 23 holes had intersections of greater than 0.1 opt Au over widths of 0.5-12.6 ft and 4 had no significant intersections. Of the holes completed at the Hatter Graben: 13 holes had intersections of greater than 0.1 opt Au over widths of 0.5-17.7 ft, and 7 had no significant intersections.

The wider intersections on the Gwenivere vein, e.g. HDB-240 and HDB-247, were drilled to test the big Gwen Zone, where the veins in the Gwenivere systems are interpreted to coalesce.

The highlight of the underground exploration drilling has been HDB-265, drilled at a shallow angle eastwards from the end of the main lateral development and towards the Hatter Graben prospect. At 1485-1520 feet (448.5-459.0 metres), the borehole intersected a zone of tectonic brecciation and shearing that divides Ordovician metasedimentary rocks and downthrown Tertiary volcanic rocks. Follow up drilling in this area is underway, targeting below the Tertiary/Ordovician unconformity for epithermal veining. The present interpretation is that this structure is the East Clementine Fault which is a major north/northwest striking main shear zone similar to the Midas Fault which hosts about two-thirds of the resource at Newmont's Midas Mine 18 miles to the north of Hollister.

The surface drilling program has focused on further exploration of the Hatter Graben target, around 5,000 feet (1,667 metres) east of the Clementine - Gwenivere vein cluster. The area hosts a number of north/northwest-south/southeast and east-west structures, as well as Eocene to Tertiary aged intermediate to felsic intrusive rocks. However, a number of narrow and discrete vein intersections support an east-west trending vein swarm not unlike the Clementine - Gwenivere vein system. The Hatter Graben target area tested now has a strike extent of approximately 3,000 feet (915 metres) and a width of up to 1,320 feet (400 metres).

The table below highlights significant new intersections:

Vein System	Drill Hole ID	Vein Intersection (ft)		Sample Interval (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results
		From	To	From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
Hatter Graben	H8-281	1758.0	1759.8	1758.0	1759.8	1.8	1.2	0.302	10.35	6.40	218
	H8-281	1766.2	1768.6	1766.2	1768.2	2.4	0.8	0.615	21.09	0.60	19
	H8-281	1800.0	1802.3	1800.0	1802.3	2.3	1.3	0.650	22.29	14.20	487
	H8-281	1809.3	1811.6	1809.3	1811.6	2.3	1.3	1.400	48.00	25.00	857
	H8-276	2546.0	2551.0			5.0	3.5	1.075	36.86	0.70	24
	H8-277	2370.7	2371.2			0.5	0.4	0.173	5.93	431.00	14,777

The Hatter Graben area geology is currently being reviewed to enhance the planned 2009 work program.

Significant exploration potential remains to be tested on the surrounding claim areas of the Hollister property. A total of sixteen (16) targets have been identified for future exploration.

TARGET CLASSIFICATION	No	TARGET
Reserve delineation	1	Hollister Development Block
Resource delineation	2	Gwenivere East Clementine
Advanced follow-up targets	5	Hatter Graben East Clementine Fault South Velvet Blanket zone Big Gwen
Follow-up targets	4	Butte Fault Heap Leach Western Sinters North Hatter
Identified targets	2	Bounding structures
Regional targets	2	Other Hollister permits
TOTAL	16

All the geospatial data for the property from historic and current exploration is being collated, reviewed and structural targets reassessed and ranked in order of priority.

Ferdi Dippenaar, President and CEO, commented: "The results from both the underground drilling in the Hollister Development Block and the Hatter Graben area continue to prove the prospectivity of the two mineralizing systems. The number of wider intercepts accompanied by higher grades in the Gwenivere Vein system has been encouraging. More drilling is planned to assist in improving our understanding of the Hollister Development Block mineralization. An updated mineral resource estimate is being prepared for the HDB which will incorporate drilling results for 2008, and early stage work in the Hatter Graben area is underway in preparation for a resource estimation."

Johan Oelofse, PrEng, FSAIMM, Chief Operating Officer for the Company and a qualified person, has reviewed this news release on behalf of Great Basin. For information on analytical procedures, see the Great Basin News Release of June 23, 2008 available on the Company's website.

Ferdi Dippenaar
President and CEO

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0)11 301 1800
Michael Curlook in North America 1 888 633 9332
Barbara Cano at Breakstone Group in the USA (646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.